 ALAMOS GOLD INC.

SECOND QUARTER 2016 REPORT
June 30, 2016
(Based on International Financial Reporting Standards (“IFRS”) and stated in millions of United States dollars, unless otherwise indicated)
INDEX

Unaudited Condensed Interim Consolidated Financial Statements
▪Condensed Interim Consolidated Statements of Financial Position
▪Condensed Interim Consolidated Statements of Comprehensive (Loss) Income
▪Condensed Interim Consolidated Statements of Changes in Equity
▪Condensed Interim Consolidated Statements of Cash Flows
▪Notes to Condensed Interim Consolidated Financial Statements

Q2 2016 FINANCIAL REPORT

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited - stated in millions of United States dollars)

	June 30, 2016	December 31, 2015
A S S E T S
Current Assets
Cash and cash equivalents	$273.4	$282.9
Available-for-sale securities	11.5	6.7
Amounts receivable (note 4)	43.1	44.0
Income taxes receivable	0.9	14.7
Inventory (note 5)	129.5	126.1
Other current assets	13.9	8.8
Total Current Assets	472.3	483.2

Non-Current Assets
Long-term inventory (note 5)	72.0	70.1
Mineral property, plant and equipment (note 6)	1,903.5	1,859.2
Other non-current assets	45.8	49.7
Total Assets	$2,493.6	$2,462.2

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities (note 7)	$98.3	$94.6
Current portion of debt and financing obligations (note 8)	5.3	5.3
Total Current Liabilities	103.6	99.9

Non-Current Liabilities
Deferred income taxes	267.0	284.1
Decommissioning liabilities	38.1	37.2
Debt and financing obligations (note 8)	311.6	315.0
Other non-current liabilities	1.8	1.8
Total Liabilities	722.1	738.0

E Q U I T Y
Share capital (note 9)	$2,816.8	$2,773.7
Contributed surplus	70.3	69.2
Warrants	3.1	—
Accumulated other comprehensive income (loss)	0.3	(4.4)
Deficit	(1,119.0)	(1,114.3)
Total Equity	1,771.5	1,724.2
Total Liabilities and Equity	$2,493.6	$2,462.2
Commitments and contingencies (note 14)

The accompanying notes form an integral part of these interim consolidated financial statements.

2	Alamos Gold Inc.

Q2 2016 FINANCIAL REPORT

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Comprehensive (Loss) Income
(Unaudited - stated in millions of United States dollars, except per share amounts)

	For the three months ended		For the six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
OPERATING REVENUES	$120.1	$71.2	$224.4	$135.8

MINE OPERATING COSTS
Mining and processing	71.3	48.1	139.2	85.0
Royalties (note 14)	3.0	0.5	6.2	0.7
Amortization	31.7	26.6	60.1	48.2
EARNINGS (LOSS) FROM MINE OPERATIONS	14.1	(4.0)	18.9	1.9

EXPENSES
Exploration	1.2	0.3	1.9	0.7
Corporate and administrative	4.1	3.5	8.0	7.0
Share-based compensation	5.9	1.4	8.4	2.7
Revaluation of assets distributed	—	40.1	—	40.1
Impairment charges	—	366.0	—	369.2
EARNINGS (LOSS) FROM OPERATIONS	2.9	(415.3)	0.6	(417.8)

OTHER EXPENSES
Finance expense	(6.0)	(5.5)	(12.0)	(11.3)
Foreign exchange (loss) gain	(3.6)	1.5	(2.6)	(6.4)
Other loss (note 10)	(1.9)	(16.9)	(3.1)	(7.3)
LOSS BEFORE INCOME TAXES	($8.6)	($436.2)	($17.1)	($442.8)
INCOME TAXES
Current income tax expense	(1.3)	(0.4)	(2.1)	(0.8)
Deferred income tax (expense) recovery	(1.9)	57.1	17.1	28.8
NET LOSS	($11.8)	($379.5)	($2.1)	($414.8)

Other comprehensive income to be reclassified to profit or loss in subsequent years:
Unrealized gain (loss) on available-for-sale securities	2.6	(0.1)	4.7	(0.1)
Total other comprehensive income (loss)	$2.6	($0.1)	$4.7	($0.1)
COMPREHENSIVE (LOSS) INCOME	($9.2)	($379.6)	$2.6	($414.9)

LOSS PER SHARE (note 9)
– basic	($0.04)	($2.84)	($0.01)	($3.12)
– diluted	($0.04)	($2.84)	($0.01)	($3.12)
Weighted average number of common shares outstanding (000's)
- basic	264,464	133,688	263,431	132,939
- diluted	264,464	133,688	263,431	132,939
The accompanying notes form an integral part of these interim consolidated financial statements.

3	Alamos Gold Inc.

Q2 2016 FINANCIAL REPORT

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Changes in Equity
(Unaudited - stated in millions of United States dollars)

	For the six months ended
	June 30, 2016	June 30, 2015
SHARE CAPITAL (note 9)
Balance, beginning of the year	$2,773.7	$2,030.0
Issuance of shares related to Carlisle acquisition (note 3)	17.5	—
Issuance of shares related to share-based compensation	2.6	1.3
Issuance of shares related to employee share purchase plan	0.9	1.2
Issuance of shares related to exercise of warrants	0.9	—
Shares issued through dividend reinvestment plan	—	0.7
Fair value of share-based compensation redeemed	1.1	0.3
Shares issued through flow-through share agreement	20.1	9.8
Shares issued through private placement	—	83.3
Balance, end of period	$2,816.8	$2,126.6

CONTRIBUTED SURPLUS
Balance, beginning of the year	$69.2	$62.3
Fair value of share-based compensation redeemed	(1.9)	(0.9)
Equity settled share-based payments related to Carlisle acquisition (note 3)	0.4	—
Share-based compensation	2.6	5.6
Balance, end of period	$70.3	$67.0

WARRANTS
Balance, beginning of the year	—	—
Issuance of warrants related to Carlisle acquisition (note 3)	2.8	—
Exercise of warrants related to the Carlisle acquisition	(0.2)	—
Issuance of warrants, pursuant to the exercise of Carlisle stock options and warrants	0.5	—
Balance, end of period	$3.1	—

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance, beginning of the year	($4.4)	($0.2)
Other comprehensive income (loss)	4.7	(0.1)
Balance, end of period	$0.3	($0.3)

DEFICIT
Balance, beginning of the year	($1,114.3)	($460.8)
Dividends and distribution declared	(2.6)	(156.1)
Net loss	(2.1)	(414.8)
Balance, end of period	($1,119.0)	($1,031.7)

TOTAL EQUITY	$1,771.5	$1,161.6

The accompanying notes form an integral part of these interim consolidated financial statements.

4	Alamos Gold Inc.

Q2 2016 FINANCIAL REPORT

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited - stated in millions of United States dollars)

	For the three months ended		For the six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
CASH (USED IN) PROVIDED BY:
OPERATING ACTIVITIES (note 15)
Net loss for the period	($11.8)	($379.5)	($2.1)	($414.8)
Adjustments for items not involving cash:
Amortization	31.7	26.6	60.1	48.2
Foreign exchange loss (gain)	3.6	(1.8)	2.6	4.0
Current income tax expense	1.3	0.4	2.1	0.8
Deferred income tax expense (recovery)	1.9	(57.1)	(17.1)	(28.8)
Share-based compensation	5.9	4.3	8.4	5.6
Revaluation of assets distributed	—	40.1	—	40.1
Impairment charges	—	366.0	—	369.2
Finance expense	6.0	5.5	12.0	11.3
Other non-cash items (note 11)	1.7	8.9	1.9	1.1
Changes in non-cash working capital and taxes received (note 11)	(3.4)	7.6	(7.2)	10.7
	36.9	21.0	60.7	47.4
INVESTING ACTIVITIES
Mineral property, plant and equipment	(38.5)	(40.6)	(71.8)	(75.8)
Cash received from acquisition of Carlisle (note 3)	—	—	0.7	—
Proceeds from retained interest royalty	—	—	—	16.7
Other	(0.6)	(0.5)	(3.2)	(0.5)
	(39.1)	(41.1)	(74.3)	(59.6)
FINANCING ACTIVITIES (note 15)
Repayment of debt and equipment financing obligations	(1.5)	(2.2)	(3.9)	(3.8)
Interest paid	(12.2)	(0.2)	(12.2)	(12.6)
Debt financing and transaction fees (note 8)	—	—	(1.2)	—
Proceeds received from the exercise of stock options and warrants	3.3	0.4	3.3	0.7
Dividends paid	(2.6)	(2.8)	(2.6)	(8.0)
Proceeds from private placement	—	83.3	—	83.3
Proceeds from issuance of flow-through shares	15.4	—	20.4	15.3
	2.4	78.5	3.8	74.9
Reclassification of cash to assets held for distribution	—	(20.0)	—	(20.0)
Effect of exchange rates on cash and cash equivalents	(0.6)	0.3	0.3	(2.0)
Net (decrease) increase in cash and cash equivalents	(0.4)	38.7	(9.5)	40.7
Cash and cash equivalents - beginning of period	273.8	91.0	282.9	89.0
CASH AND CASH EQUIVALENTS - END OF PERIOD	$273.4	$129.7	$273.4	$129.7
The accompanying notes form an integral part of these interim consolidated financial statements.

5	Alamos Gold Inc.

Q2 2016 FINANCIAL REPORT

ALAMOS GOLD INC.
Notes to Condensed Interim Consolidated Financial Statements
June 30, 2016 and 2015
(Unaudited - in United States dollars, unless otherwise indicated, tables stated in millions of United States dollars)

1.	NATURE OF OPERATIONS
Alamos Gold Inc., a company incorporated under the Business Corporation Act (Ontario), and its wholly-owned subsidiaries (collectively the “Company”) are engaged in the acquisition, exploration, development and extraction of precious metals. The Company owns and operates the Young-Davidson mine in Canada, and the Mulatos and El Chanate mines in Mexico. In addition, the Company owns the Ağı Dağı, Kirazlı and Çamyurt gold development projects in Turkey, the Lynn Lake gold project in Canada, the Esperanza gold project in Mexico, as well as an option to acquire a 100% interest in the Quartz Mountain gold project in Oregon, USA.
Alamos is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI).
The Company’s registered office is located at 181 Bay St, Suite 3910, Toronto, Ontario, M5J 2T3.

2.	BASIS OF PREPARATION
Statement of Compliance
These condensed interim consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These statements were prepared using the same accounting policies and methods of computation as the Company’s consolidated financial statements for the year ended December 31, 2015, except as noted below.
These condensed interim consolidated financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2015 prepared in accordance with IFRS as issued by the IASB.
The Company adopted the following accounting standards and amendments to accounting standards, effective January 1, 2016:
Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangibles. These amendments prohibit the use of revenue-based depreciation methods for property, plant and equipment and limit the use of revenue-based amortization for intangible assets. These amendments had no impact on the Company’s condensed interim consolidated financial statements as revenue-based depreciation or amortization methods are not used.
Amendments to IFRS 11, Joint Arrangements. The amendments clarify the accounting for acquisitions of an interest in a joint operation when the operation constitutes a business. The amendment had no impact on the condensed interim consolidated financial statements.
Future accounting standard amendments not effective as of June 30, 2016:
Amendments to IFRS 2, Share-based payments. These amendments provide requirements on the accounting for: the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based payment transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. These amendments are effective for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.
The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on August 9, 2016.

6	Alamos Gold Inc.

Q2 2016 FINANCIAL REPORT

3.	ACQUISITION OF CARLISLE GOLDFIELDS LTD.

On January 7, 2016, the Company acquired all of the issued and outstanding shares of Carlisle Goldfields Limited ("Carlisle") not previously owned by the Company, by way of a court-approved plan of arrangement (the "Arrangement").
Under terms of the Arrangement, Carlisle shareholders received:

(i)	0.0942 of an Alamos common share for each Carlisle common share held, plus

(ii)	0.0942 of a warrant to purchase Alamos common shares at an exercise price of CAD$10.00 with an expiration date of January 7, 2019.
Upon closing of the transaction, the Company issued 4,142,087 shares and 4,142,087 share purchase warrants as part of the consideration. In addition, the Company issued 645,952 common shares as payment for the change of control obligations for departing management. Total consideration for the acquisition was $20.4 million (net of cash received), including transaction costs.
Management determined that the acquisition of Carlisle did not meet the definition of a business combination in accordance with IFRS 3, Business Combinations. Accordingly, the Company has accounted for the transaction as an asset acquisition. The principal asset acquired in the transaction is an interest in the Lynn Lake project. Upon completion of the acquisition, the Company owns a 100% interest in the Lynn Lake project.
The allocation of the purchase price based on the consideration paid on January 7, 2016, and Carlisle's net assets acquired is as follows:

Consideration transferred
Common shares issued	$17.5
Warrants issued	2.8
Share-based compensation	0.4
Transaction costs	0.4
$21.1

Net assets acquired
Cash and cash equivalents	$0.7
Current assets, excluding cash and cash equivalents	0.6
Mineral property, plant and equipment	19.9
Current liabilities	(0.1)
$21.1
In November 2014, the Company entered into an agreement with Carlisle to acquire a 25% interest in the Lynn Lake gold project in exchange for consideration of $4.4 million (CAD $5.0 million), which the Company classified as mineral property, plant and equipment. In conjunction with this transaction, a private placement was completed whereby the Company paid $5.0 million (CAD $5.6 million) in exchange for a 19.9% interest in Carlisle. On completion of the Arrangement in January 2016, the Company reclassified this investment in associate of Carlisle to mineral property, plant and equipment. Additionally, the Company spent $9.5 million on the Lynn Lake project from November 2014 up to the close of the transaction, which was recorded in mineral property, plant and equipment.

7	Alamos Gold Inc.

Q2 2016 FINANCIAL REPORT

4.	AMOUNTS RECEIVABLE

	June 30, 2016	December 31, 2015
Sales tax receivables
Canada	$2.1	$4.3
Mexico	35.8	32.7
Other	0.4	0.2
Other receivables	4.8	6.8
	$43.1	$44.0

Sales tax receivables are mainly related to value-added taxes at Company's Mexican and Canadian operations. The Company expects that these receivables will be collected within the next year.

5.	INVENTORY

	June 30, 2016	December 31, 2015
In-process precious metals	$123.8	$123.5
Ore in stockpiles	30.8	29.4
Parts and supplies	34.9	33.8
Dore, refined precious metals and gold in concentrate	12.0	9.5
	201.5	196.2
Less: Long-term inventory	($72.0)	($70.1)
	$129.5	$126.1
Long term inventory consists of heap leach and long-term stockpiles of $72.0 million at June 30, 2016 (December 31, 2015 - $70.1 million) and are expected to be recovered after one year.
The amount of inventories recognized in operating expenses for the three and six months ended June 30, 2016 was $73.7 million and $143.1 million, respectively (three and six months ended June 30, 2015 - $49.3 million and $87.0 million).

8	Alamos Gold Inc.

Q2 2016 FINANCIAL REPORT

6.	MINERAL PROPERTY, PLANT AND EQUIPMENT

		Mineral property
	Plant and equipment	Depletable	Non-depletable	Exploration and evaluation	Total
Cost
At December 31, 2014	$725.6	$1,227.0	$16.3	$92.7	$2,061.6
Additions	76.6	51.2	32.1	22.2	182.1
Acquisition of Alamos	155.6	45.5	—	221.5	422.6
Assets distributed to AuRico Metals Inc.	(26.4)	(37.0)	—	(89.9)	(153.3)
Disposals	(8.5)	—	—	(2.2)	(10.7)
At December 31, 2015	$922.9	$1,286.7	$48.4	$244.3	$2,502.3
Additions	37.5	27.3	7.7	6.8	79.3
Acquisition of Carlisle Goldfields (note 3)	—	—	—	19.9	19.9
Transfer from other assets (note 3)	—	—	—	4.2	4.2
Disposals	(2.2)	—	—	—	(2.2)
At June 30, 2016	$958.2	$1,314.0	$56.1	$275.2	$2,603.5

Accumulated amortization and impairment charges
At December 31, 2014	$127.5	$291.6	$3.2	$0.6	$422.9
Amortization	45.0	48.3	—	—	93.3
Revaluation of assets distributed	9.1	—	—	31.0	40.1
Assets distributed to AuRico Metals Inc.	(9.1)	—	—	(31.0)	(40.1)
Impairment charges	35.7	85.3	1.9	5.7	128.6
Disposals	(1.7)	—	—	—	(1.7)
At December 31, 2015	$206.5	$425.2	$5.1	$6.3	$643.1
Amortization	33.3	24.6	—	—	57.9
Disposals	(1.0)	—	—	—	(1.0)
At June 30, 2016	$238.8	$449.8	$5.1	$6.3	$700.0

Net book value
At December 31, 2015	$716.4	$861.5	$43.3	$238.0	$1,859.2
At June 30, 2016	$719.4	$864.2	$51.0	$268.9	$1,903.5

9	Alamos Gold Inc.

Q2 2016 FINANCIAL REPORT

The net book values by segment (note 12) are as follows:

		Mineral property
	Plant and equipment	Depletable	Non-depletable	Exploration and evaluation	Total
Young-Davidson	$574.1	$802.0	$51.0		$1,427.1
Mulatos	137.8	60.9	—	—	198.7
El Chanate	5.5	1.3	—	—	6.8
Corporate and other	2.0	—	—	268.9	270.9
At June 30, 2016	$719.4	$864.2	$51.0	$268.9	$1,903.5

Young-Davidson	$558.4	$807.7	$43.3	—	$1,409.4
Mulatos	151.3	52.8	—	—	204.1
El Chanate	5.2	1.0	—	—	6.2
Corporate and other	1.5	—	—	238.0	239.5
At December 31, 2015	$716.4	$861.5	$43.3	$238.0	$1,859.2
The carrying value of construction in progress at June 30, 2016 was $57.3 million (December 31, 2015 - $58.7 million).
During the three and six-months ended June 30, 2016, the Company capitalized $1.5 million and $3.3 million of interest respectively, to capital projects (three and six months ended June 30, 2015 - $1.2 million and $2.2 million). The applicable capitalization rate for general borrowings was 8.59% (2015 - 8.59%).

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2016	December 31, 2015
Trade accounts payable and accrued liabilities	$74.1	$77.3
Royalties payable	3.0	2.4
Interest payable	6.1	6.1
Share-based compensation liability	9.8	4.2
Derivative liabilities	4.4	4.1
Other	0.9	0.5
	$98.3	$94.6

10	Alamos Gold Inc.

Q2 2016 FINANCIAL REPORT

8.	DEBT AND FINANCING OBLIGATIONS

	June 30, 2016	December 31, 2015
Revolving credit facility (a)	—	—
Senior secured notes (b)	$304.4	$305.1
Equipment financing obligations	$12.5	$15.2
	$316.9	$320.3
Less: Current portion of debt and financing obligations	($5.3)	($5.3)
	$311.6	$315.0
(a) Revolving credit facility
On March 22, 2016, the Company amended and restated its existing $150.0 million credit facility, extending the maturity from April 26, 2016 to February 29, 2020. The amended facility consists of a committed $150.0 million revolving credit facility (the “Facility”), with an option to draw an additional $70.0 million, subject to commitments from existing and/or new lenders. The terms of the Facility resulted in a reduction in pricing and removal of certain covenants compared to the previous facility. The Facility bears an interest at a rate of Libor plus 2.125% to 3.125% on drawn amounts and 0.48% to 0.70% on undrawn amounts, based on the Company's net leverage ratio (net indebtedness to EBITDA), as defined in the agreement.

The Facility is secured by a first ranking lien on all material present and future assets, property and undertakings of the Company. The Facility contains various covenants (customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum of net leverage ratio of 3.5:1.0, both as defined in the agreement. As at June 30, 2016, the Company is in compliance with the covenants.

(b) Senior secured notes
On March 27, 2014, the Company completed an offering of $315.0 million senior secured notes (the “secured notes”), secured by a second-ranking lien on all present and future assets, property and undertaking of the Company. The secured notes were sold at 96.524% of par, resulting in total proceeds of $304.1 million. The secured notes pay interest in semi-annual installments on April 1 and October 1 of each year, commencing on October 1, 2014, at a rate of 7.75% per annum, and mature on April 1, 2020. The Company incurred transaction costs of $7.8 million, which have been offset against the carrying amount of the secured notes and are amortized using the effective interest rate method. These notes contain transaction-based restrictive covenants that limit the Company’s ability to incur additional indebtedness in certain circumstances. There are no covenants that are based on the Company’s historical financial performance.
The senior secured notes indenture grants the Company the option to prepay the notes prior to the maturity of the instruments, and specifies a premium during each applicable time period. These prepayment options have been accounted for as embedded derivatives, and are outlined below:

•	Subsequent to April 1, 2017, the secured notes may be repurchased at 103.875% of par value

•	Subsequent to April 1, 2018, the secured notes may be repurchased at 101.938% of par value

•	Subsequent to April 1, 2019, the secured notes may be repurchased at 100% of par value
The fair value of the prepayment option embedded derivative was $6.0 million at March 27, 2014, and was offset against the carrying amount of the secured notes. At June 30, 2016, the fair value of the prepayment option embedded derivative was $1.9 million (December 31, 2015 - $0.1 million) and was offset against the carrying amount of the secured notes. The Company recorded a gain of $1.6 million and $1.8 million for the three and six months ended June 30, 2016 (three and six months ended June 30, 2015 - $1.2 million loss and $2.6 million gain), which is recorded in Other loss.

11	Alamos Gold Inc.

Q2 2016 FINANCIAL REPORT

9.	SHARE CAPITAL

a)	Authorized share capital of the Company consists of an unlimited number of fully paid Class A common shares without par value.

	Number of Shares	Amount
Outstanding at December 31, 2015	257,070,005	$2,773.7
Shares issued associated with the acquisition of Carlisle Goldfields (note 3)	4,788,039	17.5
Shares issued through share-based employment compensation plans	779,573	4.6
Shares issued through exercise of warrants	350,797	0.9
Shares issued through flow-through share financing (i)	3,328,388	20.1
Outstanding at June 30, 2016	266,316,802	$2,816.8
(i)     Flow-through share financing
In February 2016, the Company completed a Canadian Development Expense ("CDE") flow-through financing for gross proceeds of $5.0 million (CAD $7.0 million). As a result, the Company issued 1,276,666 Class A common shares. Pursuant to the terms of the flow-through share agreement, the Company is required to incur and renounce CAD$7.0 million in qualifying CDE.
In April 2016, the Company completed a CDE flow-through financing for gross proceeds of $7.7 million (CAD $10.0 million). As a result, the Company issued 1,128,932 Class A common shares. Pursuant to the terms of the flow-through share agreement, the Company is required to incur and renounce CAD $10.0 million in qualifying CDE.
In June 2016, the Company completed a CDE flow-through financing for gross proceeds of $7.7 million (CAD $10.0 million). As a result, the Company issued 922,790 Class A common shares. Pursuant to the terms of the flow-through share agreement, the Company is required to incur and renounce CAD $10.0 million in qualifying CDE.

b)	Stock options
The following is a continuity of the changes in the number of stock options outstanding:

	Number	Weighted average exercise price (CAD$)
Outstanding options, December 31, 2015	10,237,362	$12.15
Granted (i)	1,620,000	3.75
Conversion of Carlisle options to Alamos (note 3)	462,954	9.69
Exercised	(431,974)	7.52
Expired	(1,657,525)	13.54
Outstanding options, June 30, 2016	10,230,817	$10.68

During the six months ended June 30, 2016, the weighted average share price at the date of exercise for stock options exercised was CAD $9.39 per share (for the six months ended June 30, 2015: CAD $4.49 per share)

12	Alamos Gold Inc.

Q2 2016 FINANCIAL REPORT

(i)     Stock options granted
During the three and six months ended June 30, 2016, the Company granted 1,620,000 (three and six months ended June 30, 2015 - nil) stock options. The following table presents the weighted average fair value assumptions used in the Black-Scholes valuation:

For options granted in the three and six month period:	June 30, 2016
Weighted average share price at grant date (CAD$)	3.75
Risk-free rate	0.32% - 0.92%
Expected dividend yield	0.70%
Expected stock price volatility (based on historical volatility)	49%
Expected life of option (months)	42 - 84
Weighted average per share fair value of stock options granted (CAD$)	$1.52
Stock options outstanding and exercisable as at June 30, 2016:

	Outstanding			Exercisable
Range of exercise prices (CAD$)	Number of options	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price (CAD$)
$3.01 - $7.00	1,905,353	3.98	6.06	285,353	5.32
$7.01 - $11.00	3,992,116	7.87	3.19	2,582,785	7.94
$11.01 - $15.00	1,143,502	14.10	2.02	1,123,936	14.11
$15.01 - $19.00	2,636,743	16.26	1.69	2,606,464	16.26
$19.01 - $23.00	553,103	20.24	1.14	553,103	20.24
	10,230,817	$10.68	3.09	7,151,641	$12.79

d)	Other employee long-term incentives
The following is a continuity of the changes in the number of other long-term incentive plans ("LTI") outstanding for the six-month period ended June 30, 2016:

	Restricted share units ("RSU")	Stock appreciation rights ("SAR")	Deferred share units ("DSU")	Performance share units ("PSU")
Outstanding units, December 31, 2015	1,404,325	2,471,462	276,930	273,363
Granted	564,609	—	129,528	339,641
Forfeited	(50,906)	(87,197)	(15,313)	(87,068)
Settled	(50,755)	—	(13,281)	(75,586)
Outstanding units, June 30, 2016	1,867,273	2,384,265	377,864	450,350
The settlement of LTI is either cash or equity based on the feature of the LTI. The settlement of SARs is in cash, and RSUs, DSUs and PSUs are both cash and equity settled depending on the whether the LTI relates to Former Alamos or AuRico.

13	Alamos Gold Inc.

Q2 2016 FINANCIAL REPORT

e) Earnings (loss) per share
Basic earnings or loss per share amounts are calculated by dividing earnings or loss for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the period, including the effects of dilutive common share equivalents.

	For the three-months ended		For the six-months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Net loss	($11.8)	($379.5)	($2.1)	($414.8)
Weighted average number of common shares outstanding (in thousands)	264,464	133,688	263,431	132,939
Basic loss per share	($0.04)	($2.84)	($0.01)	($3.12)

Dilutive effect of potential common share equivalents	—	—	—	—

Diluted weighted average number of common shares outstanding (in thousands)	264,464	133,688	263,431	132,939
Diluted loss per share	($0.04)	($2.84)	($0.01)	($3.12)

The following table lists the equity securities excluded from the computation of diluted loss per share. The securities were excluded as the exercise price relating to the particular security exceeded the average market price of the Company's common shares of CAD $8.80 and CAD $7.21 for the three and six months ended June 30, 2016, or the inclusion of the equity securities had an anti-dilutive effect on net loss.
For the periods in which the Company records a loss, diluted loss per share is calculated using the basic weighted average number of shares outstanding, as using the diluted weighted average number of shares outstanding in the calculation would be anti-dilutive.

	For the three months ended		For the six months ended
(thousands)	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Stock options	10,231	6,211	10,231	6,211
Equity settled LTI	1,425	555	1,425	555
Warrants	11,310	—	11,310	—
	22,966	6,766	22,966	6,766
(f)    Dividends
On March 29, 2016, the Company’s Board of Directors approved a dividend of $0.01 per share, or $2.6 million payable to shareholders of record on April 15, 2016, and paid on April 29, 2016.
(g)    Share purchase warrants
The Company has 7.2 million share purchase warrants outstanding related to the Esperanza acquisition in 2013. The warrants have an exercise price of CAD $28.46 per common share, and expire on August 30, 2018.
The warrants are classified as a derivative liability recorded at fair value through profit or loss, due to the currency of the exercise price of the warrants. The warrants are priced in Canadian dollars, which is not the functional currency of the Company. Therefore the warrants are fair valued using the market price with gains or losses recorded in net loss.
In addition, as described in note 3, the Company issued 4.1 million warrants as consideration for the acquisition of Carlisle. The warrants have an exercise price of CAD $10.00, and expire on January 7, 2019. The warrants are recorded as equity, in accordance with IFRS 2, Share-based payments. The Company has 4.1 million share purchase warrants ("Warrants") outstanding related to the Carlisle acquisition.

14	Alamos Gold Inc.

Q2 2016 FINANCIAL REPORT

10.	OTHER LOSS
Other losses recorded in net loss for the three and six months ended:

	For the three- months ended		For the six-months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Reduction of obligation to renounce flow-through exploration expenditures	$0.3	$1.9	$0.8	$2.0
Unrealized losses on non-hedged derivatives	(2.2)	—	(3.7)	—
Fair value adjustment on prepayment option embedded derivative	1.6	(1.2)	1.8	2.6
Loss on disposal of assets	(1.0)	—	(1.2)	—
Interest income	0.6	0.1	1.1	0.2
Reclamation, care and maintenance	—	(1.6)	—	(1.6)
Transaction costs	—	(6.0)	—	(6.0)
Restructuring costs	—	(10.3)	—	(10.3)
Other	(1.2)	0.2	(1.9)	5.8
	($1.9)	($16.9)	($3.1)	($7.3)

11.	SUPPLEMENTAL CASH FLOW INFORMATION
Change in non-cash operating working capital and income taxes received or paid for the three and six months ended:

	For the three months ended		For the six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Amounts receivable	$3.9	($0.3)	($0.2)	($1.5)
Inventory	(3.4)	(2.9)	(9.3)	(5.5)
Advances and prepaid expenses	(2.8)	(2.7)	(4.3)	(1.9)
Accounts payable and accrued liabilities	(1.1)	13.7	(6.6)	20.0
Income taxes (paid) refunded	—	(0.2)	13.2	(0.4)
	($3.4)	$7.6	($7.2)	$10.7

Interest received	$0.6	$0.1	$1.1	$0.1

15	Alamos Gold Inc.

Q2 2016 FINANCIAL REPORT

Other non-cash items for the three and six months ended:

	For the three months ended		For the six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Unrealized losses on non-hedged derivatives	$2.2	—	$3.7	—
(Gain) loss on prepayment option fair value adjustment	(1.6)	1.1	(1.8)	(2.6)
Reduction of obligation to renounce flow-through exploration expenditures	(0.3)	(1.9)	(0.8)	(2.0)
Loss on disposal of assets	1.0	—	1.2	—
Net realizable value adjustments	—	8.6	—	8.6
Gain on termination of retained interest royalty	—	—	—	(5.2)
Amortization of net smelter return royalties	—	0.4	—	0.7
Other non-cash items	0.4	0.7	(0.4)	1.6
	$1.7	$8.9	$1.9	$1.1

12.	SEGMENTED INFORMATION
(a) Segment revenues and results
The Company manages its reportable operating segments by operating mines. The Company operates in two principal geographical areas - Canada (country of domicile), and Mexico. The Young-Davidson mine is the only operating asset in Canada, and the Mulatos and El Chanate mines operate in Sonora, Mexico. The results from operations for these reportable operating segments are summarized in the following tables:

Three months ended June 30, 2016
	Young-Davidson	Mulatos	El Chanate	Corporate/other[1]	Total
Operating revenues	$55.5	$43.9	$20.7	—	$120.1
Mining and processing	31.5	24.4	15.4	—	71.3
Royalties	1.0	2.0	—	—	3.0
Amortization	19.5	9.5	2.3	0.4	31.7
Earnings (loss) from mine operations	3.5	8.0	3.0	(0.4)	14.1
Exploration	—	0.3	—	0.9	1.2
Corporate and administrative	—	—	—	4.1	4.1
Share-based compensation	—	—	—	5.9	5.9
Earnings (loss) from operations	$3.5	$7.7	$3.0	($11.3)	$2.9
Finance expense					(6.0)
Foreign exchange loss					(3.6)
Other loss					(1.9)
Loss before income taxes					($8.6)

1.	Corporate and other consists of corporate balances and exploration and development projects.

16	Alamos Gold Inc.

Q2 2016 FINANCIAL REPORT

Six months ended June 30, 2016
	Young-Davidson	Mulatos	El Chanate	Corporate/other[1]	Total
Operating revenues	$101.5	$81.8	$41.1	—	$224.4
Mining and processing	55.1	48.6	35.5	—	139.2
Royalties	1.8	4.4	—	—	6.2
Amortization	37.0	17.0	5.3	0.8	60.1
Earnings (loss) from mine operations	7.6	11.8	0.3	(0.8)	18.9
Exploration	—	0.6	—	1.3	1.9
Corporate and administrative	—	—	—	8.0	8.0
Share-based compensation	—	—	—	8.4	8.4
Earnings (loss) from operations	$7.6	$11.2	$0.3	($18.5)	$0.6
Finance expense					(12.0)
Foreign exchange loss					(2.6)
Other loss					(3.1)
Loss before income taxes					($17.1)
1. Corporate and other consists of corporate balances and exploration and development projects.

Three months ended June 30, 2015
	Young-Davidson	El Chanate	Corporate/other[1]	Total
Operating revenues	$44.7	$26.5	—	$71.2
Mining and processing	28.7	19.4	—	48.1
Royalties	0.5	—	—	0.5
Amortization	19.6	7.0	—	26.6
(Loss) earnings from mine operations	(4.1)	0.1	—	(4.0)
Exploration	—	—	0.3	0.3
Corporate and administrative	—	—	3.5	3.5
Share-based compensation	—	—	1.4	1.4
Revaluation of assets distributed	—	—	40.1	40.1
Impairment charges	326.0	40.0	—	366.0
Earnings (loss) from operations	(330.1)	($39.9)	($45.3)	($415.3)
Finance expense				(5.5)
Foreign exchange gain				1.5
Other loss				(16.9)
Loss before income taxes				($436.2)

1.	Corporate and other consists of corporate balances and exploration and development projects.

17	Alamos Gold Inc.

Q2 2016 FINANCIAL REPORT

Six months ended June 30, 2015
	Young-Davidson	El Chanate	Corporate/other[1]	Total
Operating revenues	$89.7	$46.1	—	$135.8
Mining and processing	56.0	29.0	—	85.0
Royalties	0.7	—	—	0.7
Amortization	37.1	11.1	—	48.2
(Loss) earnings from mine operations	(4.1)	6.0	—	1.9
Exploration	—	—	0.7	0.7
Corporate and administrative	—	—	7.0	7.0
Share-based compensation	—	—	2.7	2.7
Revaluation of assets distributed	—	—	40.1	40.1
Impairment charges	326.0	40.0	3.2	369.2
Earnings (loss) from operations	(330.1)	($34.0)	($53.7)	($417.8)
Finance expense				(11.3)
Foreign exchange loss				(6.4)
Other loss				(7.3)
Loss before income taxes				($442.8)

1.	Corporate and other consists of corporate balances and exploration and development projects.

(b) Segment assets and liabilities
The following table presents the segment assets and liabilities:

	Total Assets		Total liabilities
	June 30, 2016	December 31, 2015	June 30, 2016	December 31, 2015
Young-Davidson	$1,533.8	$1,511.1	$251.6	$262.0
Mulatos	339.0	341.9	91.1	98.3
El Chanate	109.1	109.3	20.7	22.0
Corporate/other	511.7	499.9	358.7	355.7
Total assets and liabilities	$2,493.6	$2,462.2	$722.1	$738.0

13.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Fair values of financial instruments
The following table sets forth the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. The Company does not have any non-recurring fair value measurements. Levels 1 to 3 of the fair value hierarchy are defined based on the degree to which fair value inputs are observable or unobservable, as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the net asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable (supported by little or no market activity).

18	Alamos Gold Inc.

Q2 2016 FINANCIAL REPORT

	June 30, 2016		December 31, 2015
	Level 1	Level 2	Level 1	Level 2
Cash	$272.4	—	$281.9	—
Cash equivalents	1.0	—	1.0	—
Financial assets at fair value through profit or loss
Prepayment option embedded derivative	—	1.9	—	0.1
Available-for-sale financial assets
Equity investments	11.5	—	6.7	—
Financial liabilities at fair value through profit or loss
Share purchase warrants	(2.7)	—	(0.7)	—
Gold options and forwards (a)	—	(1.7)	—	—
Currency options (b)	—	—	—	(3.3)
	$282.2	$0.2	$288.9	($3.2)
The methods of measuring each of these financial assets and liabilities have not changed during the three and six months ended June 30, 2016. The Company does not have any financial assets or liabilities measured at fair value based on unobservable inputs (Level 3).
The fair value of option contracts is determined using a market approach with reference to observable market prices for identical assets traded in an active market. These are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.
The fair values of financial instruments measured at amortized cost, except for the senior secured notes, approximate their carrying amounts at June 30, 2016. The fair value of the senior secured notes was $312.6 million at June 30, 2016 compared to a carrying value of $304.4 million, which includes the value of the prepayment option embedded derivative. The fair value of this liability was determined using a market approach with reference to observable market prices for identical assets traded in an active market.
The Company seeks to manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instruments from time to time.
(a)     Gold option and forward contracts
As at June 30, 2016, the Company held option contracts to protect against the risk of a decrease in the value of the gold price. These option contracts ensure a minimum average realized gold price of $1,212 per ounce and cap a maximum average realized gold price of $1,385 per ounce, regardless of the movement in gold prices during the remainder of 2016.
The following gold collar contracts are outstanding as of June 30, 2016:

Period Covered	Ounces subject to contract	Average purchase put option	Average sold call option
Q3 2016	44,725	$1,207	$1,377
Q4 2016	46,025	$1,217	$1,394
	90,750	$1,212	$1,385
The fair value of these contracts was a liability of $1.7 million at June 30, 2016 (December 31, 2015 - $nil). During the three and six months ended June 30, 2016, the Company realized losses of $0.2 million and $0.7 million related to the settlement of option contracts. Total unrealized losses for the three and six months ended June 30, 2016 were $0.7 million and $1.7 million, respectively.

19	Alamos Gold Inc.

Q2 2016 FINANCIAL REPORT

(b)    Foreign currency contracts
As at June 30, 2016, the Company held option contracts to protect against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, are summarized as follows:
Canadian dollar contracts

Period Covered	Contract type	Contracts (CAD$ Millions)	Average Call Option Rate (USD/CAD)	Average Put Option Rate (USD/CAD)
2016	Collar	114	1.26	1.39
Mexican Peso contracts

Period Covered	Contract type	Contracts (MXN Millions)	Average Call Option Rate (USD/MXN)	Average Put Option Rate (USD/MXN)
2016	Collar	582.0	16.07	19.16
2017	Collar	240.0	17.26	20.37
The fair value of these contracts was $nil million at June 30, 2016 (December 31, 2015 - liability of $3.3 million). During the three and six months ended June 30, 2016, the Company made payments of $0.3 million and $1.0 million related to the foreign currency collar contracts. Total realized losses and unrealized gains/losses for the three and six months ended June 30, 2016 was $0.8 million loss and $2.3 million gain, respectively (for the three months ended June 30, 2015 - $0.5 million loss and $3.4 million loss).

14.	COMMITMENTS AND CONTINGENCIES
Capital commitments
As of June 30, 2016, the Company has $8.0 million in committed capital purchases (December 31, 2015 - $8.2 million).
Royalties
Production from certain concessions within the Salamandra district, including the Mulatos Mine, is subject to a production royalty payable to Royal Gold at a rate of 5% of the value of gold and silver production, less certain deductible refining and transportation costs (the "Royal Gold royalty"). Production to a maximum of two million ounces of gold is subject to the Royal Gold royalty. As at June 30, 2016, the royalty was paid or accrued on approximately 1.6 million ounces of applicable gold production. Royalty expense related to the Royal Gold royalty was $1.9 million and $4.0 million, respectively for the three and six months ended June 30, 2016 (2015 - $nil). In addition, royalty expense includes the 0.5% Extraordinary Mining Duty, which totaled $0.2 million and $0.4 million, respectively for the three and six months ended June 30, 2016, payable to the Mexican government.
The Company is required to pay AuRico Metals a 1.5% net smelter royalty on production from the Young-Davidson mine effective July 2, 2015. For the three and six months ended June 30, 2016, the Company recorded a royalty expense of $0.8 million and $1.5 million (2015 - $nil). In addition, other royalties related to production at Young-Davidson totaled $0.2 million and $0.3 million for the three and six months ended June 30, 2016 (three and six months ended June 30, 2015 - $0.5 million and $0.7 million).
In addition, a third party has a 2% Net Smelter Return Royalty on production from a portion of the Company's Turkish projects. The Company has not recorded an accrual for this royalty at June 20, 2016 as the project is not in production. The Company is also subject to 2% state royalty on production in Turkey based on current gold prices, subject to certain deductions.
In addition, a third party has a 3% Net Smelter Royalty on production from the Company’s Esperanza Gold Project. The Company has not recorded an accrual for this royalty at June 30, 2016, as the project is not in production.

20	Alamos Gold Inc.

Q2 2016 FINANCIAL REPORT

15.	CHANGES TO COMPARATIVE PRESENTATION
The condensed interim consolidated statement of cash flows for the three and six months ended June 30, 2015 reflects the retrospective application of a voluntary change in accounting policy adopted in 2015 to classify, in the consolidated statements of cash flows, interest paid as a financing activity, instead of within operating activities, as previously reported. The change in accounting policy was adopted in accordance with IAS 7, Statement of Cash Flows, which provides a policy choice to classify interest paid as either an operating activity, or a financing activity. The Company considers the classification of these interest payments within financing activities to be the most useful to financial statement users and, consequently, that this presentation results in reliable and more relevant information.
The following table outlines the effect of this accounting policy change for the three and six months ended June 30, 2015:

	Three months ended
	Previously reported	Restatement	Restated

Cash provided by operating activities	$20.8	$0.2	$21.0
Cash provided (used) by financing activities	78.7	(0.2)	78.5

	Six months ended
	Previously reported	Restatement	Restated

Cash provided by operating activities	$34.8	$12.6	$47.4
Cash provided (used) by financing activities	87.5	(12.6)	74.9

21	Alamos Gold Inc.